UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)

Advance Display Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

007422306 5
(CUSIP Number)

Lawrence F. DeGeorge
140 Intracoastal Pointe Drive
Jupiter, Florida 33477
(561) 746-1001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007422306 5	Schedule 13D	Page 2 of 8

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lawrence F. DeGeorge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,632
	8	SHARED VOTING POWER 53,420
	9	SOLE DISPOSITIVE POWER 94,632
	10	SHARED DISPOSITIVE POWER 53,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.88%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 007422306 5	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DeGeorge Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.98%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 007422306 5	Schedule 13D	Page 4 of 8

Item 1. Security and Issuer.

This Amendment No. 21 to Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Advance Display Technologies, Inc. (the “Issuer”), whose principal place of business is located at 42230 Zevo Drive, Temecula, California 92590.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
Lawrence F. DeGeorge, an individual, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.  Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd.  The principal office of each of these companies is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477, and their principal business is investment management.  Mr. DeGeorge is a citizen of the United States of America.

b.
DeGeorge Holdings Three LLC is  Delaware limited liability company, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.  DeGeorge Holdings Three LLC is an affiliate of Mr. DeGeorge.  The principal business of DeGeorge Holdings Three LLC is investment management.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On August 16, 2010, Lawrence F. DeGeorge and certain other shareholders, who, together, owned over 90% of the outstanding shares of each class of the Issuer’s outstanding equity (the “Majority Shareholders”), filed a Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (the “Schedule 13E-3”) announcing their intention to effect a short-form merger (the “Merger”) under Section 7-111-104 of the Colorado Business Corporation Act (the “CBCA”).  On August 16, 2010, the Majority Shareholders filed Amendment No. 1 to the Schedule 13E-3 and on September 14, 2010, they filed Amendment No. 2 to the Schedule 13E-3.

Pursuant to the terms of the Contribution Agreement by and among GSLD Holdings, Inc. (“Holdings”), Mr. DeGeorge and certain other shareholders, dated August 13, 2010 (the “Contribution Agreement”), Mr. DeGeorge agreed to contribute 7,393,941 shares of Common Stock and 134,554,815 shares of the Issuer’s Series D preferred stock (the “Preferred Stock,” and together with the Common Stock, the “Stock”) to Holdings immediately prior to the consummation of the Merger.  In total, Mr. DeGeorge contributed 141,948,756 shares of the Issuer’s Stock pursuant to the Contribution Agreement.  The 80,130,431 shares of stock beneficially held by Mr. DeGeorge through DeGeorge Holdings Three LLC were excluded from the Contribution Agreement.

CUSIP No. 007422306 5	Schedule 13D	Page 5 of 8

On September 23, 2010, the Merger became effective pursuant to a Plan of Merger dated September 16, 2010 (the “Plan of Merger”) and Section 7-111-104 of the CBCA, and Holdings was merged with and into the Issuer, with the Issuer as the surviving corporation (in such capacity, the “Surviving Corporation”).  Upon the consummation of the Merger, each issued and outstanding share of the Issuer was converted into the right to receive shares of the Surviving Corporation at a conversion ratio of one thousand five hundred (1,500) shares of the Issuer for every one (1) share of the Surviving Corporation.  No fractional shares were issued.  Instead, holders who were otherwise entitled to receive fractional shares became entitled to receive an amount in cash, without interest, equal to two United States cents (US$0.02) per share; however, all stockholders who are entitled to receive cash for their shares of Stock will receive at least one United States dollar (US$1.00).

Under the CBCA, no action was required by the board of directors of the Issuer or the shareholders of the Issuer, other than that of Holdings, for the Merger to become effective.  Holders of the Issuer’s Stock were not entitled to vote their shares with respect to the Merger; however, holders of the Issuer’s Preferred Stock are entitled to certain appraisal rights under the CBCA.  The Common Stock and Preferred Stock constitute the only classes of capital stock of the Issuer that, in the absence of Section 7-111-104 of the CBCA, would have been entitled to vote on the Merger.

The Schedule 13E-3, including all exhibits attached thereto and all amendments, previously filed by Holdings and the Majority Shareholders, is incorporated by reference into this Item 4.  The Contribution Agreement, dated August 13, 2010, and the Plan of Merger, dated September 16, 2010, are also incorporated by reference herein, and any description thereof is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer.

a.
As of the date of the filing of this Schedule 13D, Mr. DeGeorge is deemed to beneficially own 148,052 shares of Common Stock of the Issuer.  Mr. DeGeorge’s beneficial ownership represents 76.88% of the issued and outstanding Common Stock of the Issuer, assuming (i) conversion by DH3 of a promissory note in favor of DH3, which is convertible upon its terms and the terms of a Senior Secured Revolving Credit Agreement, dated November 6, 2008, into shares of Series D Preferred Stock and subsequent conversion of the resulting Series D Preferred Stock into shares of Common Stock, (ii) conversion by DH3 of Warrants convertible into shares of Series D Preferred Stock, which are in turn convertible on a one-to-one basis into shares of Common Stock, and (iii) conversion by Mr. DeGeorge of his own shares of Series D Preferred Stock into shares of Common Stock.

b.
Assuming full conversion as discussed above, Mr. DeGeorge would have the sole power to vote and has sole dispositive rights with regard to 94,632 shares of Common Stock, and shared power to vote and shared dispositive rights with regard to 53,420 shares of Common Stock held by DH3, for total voting and dispositive power of 148,052 shares of Common Stock.

c.	See Item 4.

d.	Not applicable.

e.	Not applicable.

Except as described in Item 4, none of the Reporting Persons have effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2010

LAWRENCE F. DEGEORGE

By:	/s/ Lawrence F. DeGeorge
Name: Lawrence F. DeGeorge

DEGEORGE HOLDINGS THREE LLC

By:	/s/ Lawrence F. DeGeorge
Name: Lawrence F. DeGeorge
Title: Manager

CUSIP No. 007422306 5	Schedule 13D	Page 8 of 8

Index of Exhibits.

10.1
Contribution Agreement dated August 13, 2010, by and among Holdings, Lawrence F. DeGeorge, the Estate of Gene W. Schneider, and Mark L. Schneider (filed as Exhibit (d)(1) to the Issuer’s Schedule 13E-3 filed August 16, 2010 and incorporated herein by reference).

10.2
Plan of Merger dated September 16, 2010, by and among Holdings, Advance Display Technologies, Inc. Lawrence F. DeGeorge, the Estate of Gene W. Schneider, and Mark L. Schneider (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on September 22, 2010 and incorporated herein by reference).